Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated January 30, 2018

Registration No. 333-206514

Supplementing the Preliminary

Prospectus Supplement dated January 30, 2018

and Prospectus dated January 10, 2017

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated January 30, 2018 to the prospectus dated January 10, 2017.

PRICING TERM SHEET

Issuer:	Hospitality Properties Trust

Security:	4.375% Senior Notes due 2030 (the “Notes”)

Ranking:	Senior Unsecured

Format:	SEC Registered

Expected Ratings:	Baa2 / BBB- (Moody’s / S&P) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	January 30, 2018

Settlement Date:	February 2, 2018 (T+3)

Principal Amount:	$400,000,000

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2018

Maturity Date:	February 15, 2030

Benchmark Treasury:	2.250% U.S. Treasury due November 15, 2027

Benchmark Treasury Price and Yield:	95-29 / 2.729%

Spread to Benchmark Treasury:	+ 192 basis points

Yield to Maturity:	4.649%

Coupon (Interest Rate):	4.375% per annum

Price to Public:	97.494% of principal amount of the Notes, plus accrued interest, if any, from February 2, 2018

Redemption Provision:

Make-whole call at any time based on U.S. Treasury plus 30 basis points. If the notes are redeemed on or after August 15, 2029 (six months prior to the stated maturity of the Notes), the make-whole amount will be zero.

CUSIP / ISIN:	44106M AY8 / US44106MAY84

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated PNC Capital Markets LLC Regions Securities LLC U.S. Bancorp Investments, Inc.

Joint Lead Managers:	BBVA Securities Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BMO Capital Markets Corp. Fifth Third Securities, Inc. FTN Financial Securities Corp. Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus dated January 10, 2017 and a preliminary prospectus supplement dated January 30, 2018) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, PNC Capital Markets LLC toll-free at (855) 881-0697, Regions Securities LLC collect at (404) 279-7400 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.